Exhibit (a)(5)(G)

Dear Soleno Therapeutics Employees,

This is an important moment for both organizations, and we recognize that it may bring questions and some uncertainty. We are committed to supporting you through this transition with clear, timely communication and as much transparency as possible.

This transaction reflects the strength of your work and the shared opportunity ahead to better serve patients. Maintaining strong business continuity – for both you and the patients who rely on us – is a top priority. We are approaching integration planning thoughtfully to ensure a smooth and supportive transition.

Enclosed in this document are answers from our HR and integration teams to some of the questions we can address at this time. Until the transaction closes, there are limits to what we can share. However, once we close, we will be able to communicate more frequently and provide additional clarity.

Thank you,

Kyle W. Gano, Ph.D.

Chief Executive Officer

Neurocrine Biosciences

Transaction Overview & Timing

1.	What does the acquisition mean for Soleno employees right now?

Soleno will continue to operate as an independent company until the closing of the acquisition.

2.	When will the acquisition close?

We anticipate the acquisition will close as early as May 18. We recognize this is an accelerated timeline and will keep you informed as we move forward. The closing remains subject to customary conditions, including receipt of required regulatory approvals.

Job Security & Employment Status

3.	Will there be layoffs as a result of the acquisition?

We understand this is an important question. At this stage, our focus is on getting to know the organization and ensuring we do not disrupt the important work underway. As we move through integration, our strong preference is to retain key employees and maintain continuity wherever possible. Our top priorities are continuing to serve patients and maintaining transparent, timely communication.

4.	How much notice will we get if we are terminated post-closing?

We are committed to transparent, timely communication. If any role changes post-closing, we will communicate with affected employees as early as possible and in accordance with applicable policies and laws.

5.	Will we be expected to train the Neurocrine team if we are kept on retention?

Knowledge transfer is an important part of maintaining business continuity. As a result, there may be knowledge-sharing activities as part of the integration process. Any expectations would be specific to your role and communicated in advance by your manager and HR, with appropriate timing and support provided.

6.	Will there be an interview process or will offers be automatically extended?

There will not be an interview process for employees whose roles are expected to continue. The evaluation of roles and business needs is ongoing. Some offers may be made prior to the closing, but some offers may be communicated following the closing because the evaluation process may not be completed by then. If certain roles are no longer needed, employees are encouraged to explore other opportunities within Neurocrine, which may involve a standard interview process.

7.	Will there be a Redwood City presence?

We are excited about the opportunity to have Soleno as part of Neurocrine to help many more patients with PWS. Given our lease runs through 2030, we have no plans to change the ways of working for Redwood City-based employees. If anything changes, we will provide plenty of advanced notice.

Benefits & Compensation

8.	Will compensation be comparable after close?

Neurocrine is obligated to provide continuing employees with an annual base salary, or hourly wage rate as applicable, that are comparable to your current base salary (or hourly wage rate, if applicable) and benefits that are substantially comparable in the aggregate to those provided to similarly situated employees of Neurocrine and its subsidiaries. As part of the integration, compensation will be aligned with Neurocrine’s compensation philosophy, taking into account role scope, level, location, and market data. No changes are planned prior to closing, and any post-close details will be communicated as part of your offer or transition to Neurocrine.

9.	Will sick time and PTO be paid out at the time of close?

Your accrued PTO/vacation and sick time will carry over, and no balances will be paid out at the time of close.

10.	What is Neurocrine’s benefits package?

Neurocrine’s full benefits package (including medical, dental, vision, retirement, time off, and wellbeing programs) will be shared once integration planning is further along. Until closing of the acquisition, Soleno benefits will remain in place. Our intent is to keep employees on their current benefits following close, and as part of integration planning, we will determine the appropriate timing for transitioning to Neurocrine’s benefits. Any changes will be communicated in advance, along with detailed plan information, enrollment instructions, and support to help you understand your options. The one arrangement we know that employees will be transitioning to as of closing is to Neurocrine’s 401(k) plan. Details regarding that will be forthcoming.

11.	If I become eligible to receive severance compensation, am I still eligible for unemployment compensation?

Unemployment eligibility is determined by your state’s unemployment agency based on your individual circumstances. Receiving severance may affect the timing or amount of benefits in some states, but it does not automatically disqualify you. If you are impacted, you are encouraged to consult your state’s unemployment office for the most accurate information.

Payroll

12.	Will payroll timing change?

No. There will be no changes to payroll timing. Our intent is to keep employees on their current payroll system and schedule following the closing of the acquisition. As part of integration planning, we will determine the appropriate timing for any transition to Neurocrine’s payroll and will communicate details in advance.

Contractors & Consultants

13.	What happens to contractors and consultants?

Contractor and consultant agreements may remain in effect to ensure business continuity. We will review these arrangements as part of integration planning and communicate any updates or changes as decisions are finalized.

Communications

14.	How will updates be shared?

Pre-closing, employees should look to their managers and Soleno leadership for updates. Post-closing, communications will come from Neurocrine and integration teams. We are committed to transparent and timely communication and will keep you informed as decisions are made and more information becomes available.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of each of Soleno and Neurocrine, including statements relating to the ability to complete and the timing of completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 5, 2026, by and among Soleno, Neurocrine, and the other parties thereto (the “Merger Agreement”), including the anticipated occurrence, manner and timing of the proposed tender offer; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement; the possibility of any termination of the Merger Agreement; the prospective benefits of the proposed transaction; Neurocrine’s strategy, plans, objectives, expectations (financial or otherwise) and intentions with respect to its future financial results and growth potential, anticipated product portfolio, development programs and patent terms; the estimated occurrence of PWS; the estimated U.S. population of PWS patients; and other statements that are not historical facts. The forward-looking statements contained in this communication are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “seek,” “should,” “strategy,” “will,” “would” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer; uncertainties as to how many of Soleno’s stockholders will tender their stock in the offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions in the Merger Agreement may not be satisfied or waived; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the transaction does not close; risks related to the parties’ ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Neurocrine will not be able to integrate Soleno successfully or that such integration may be more difficult, time-consuming or costly than expected; disruption from the proposed transaction, making it more difficult for either company to conduct business as usual or maintain relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed transaction on the market price of Neurocrine’s common stock and/or Neurocrine’s operating results, including the possibility that if the parties do not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Neurocrine’s common stock could decline; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; Neurocrine’s ability to fund the proposed transaction; the time-consuming and uncertain regulatory approval process; the degree and pace of market uptake of Soleno’s commercial product, VYKATTM XR (diazoxide choline); the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of Neurocrine’s cash flows and capital resources; Neurocrine’s ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Neurocrine and Soleno, including those described from time to time under the caption “Risk Factors” and elsewhere in Neurocrine’s and Soleno’s respective filings and reports with the U.S. Securities and Exchange Commission (“SEC”), including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and other filings filed with the SEC, as well as the Tender Offer Statement on Schedule TO and related tender offer documents filed with the SEC by Neurocrine and its acquisition subsidiary on April 20, 2026, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Soleno on April 20, 2026. Any forward-looking statements are made based on the current beliefs and judgments of Neurocrine’s and Soleno’s respective management teams, and the reader is cautioned not to rely on any forward-looking statements made by Neurocrine or Soleno. Except as required by law, Neurocrine and Soleno do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.